UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated January 22, 2014.

Press Release

ABB fourth-quarter earnings adversely impacted by Power Systems division

•                       Q4 operational EBITDA impacted by approximately $260 million in charges mainly for storm-related delays in offshore wind projects and some operational issues in Power Systems (PS) division

•                       Q4 net income also impacted by additional restructuring-related charges in PS and some legacy Group non-operational charges

•                       New leadership brings proven mix of systems and global market experience

•                       All other divisions broadly in line with the company’s expectations

•                       Q4 basic earnings per share (EPS) expected to be approximately $0.23

•                       2013 full-year free cash flow expected to be in line with 2012 despite negative cash flow from operations in PS

Zurich, Switzerland, Jan. 22, 2014 — ABB said its fourth-quarter 2013 results were adversely impacted mainly by charges for storm-related project delays and some operational issues in the Power Systems (PS) division. Additional restructuring-related charges were taken in response to the division’s soft order intake in 2013. The company also booked non-operational charges related to certain Group legacy issues.

“While the performance of four divisions was in line with our expectations during the fourth quarter, the issues we face in Power Systems are disappointing. This means we will not be able to deliver our profitability target for the division in the quarter. A focused action program is addressing these issues and implementation has been started swiftly,” said Ulrich Spiesshofer, Chief Executive Officer of ABB. “With Claudio Facchin we have a leader at the helm of PS who brings global systems experience to drive the business towards an improved performance.”

“The division’s new leadership is assessing the progress and targets of the realignment and we expect to provide an update when we announce the fourth-quarter and full-year results,” Spiesshofer added.

PS operational EBITDA was impacted by approximately $260 million in charges resulting mainly from delays to offshore wind projects caused by severe winter storms in the North Sea in December and some operational issues which are being addressed with the enhanced realignment program. Storms like this slow down installation processes and operations, which has costly knock-on impacts and delays on related activities and time schedules.

Net income was impacted by the PS situation outlined above and some non-operational items. These non-operational items included approximately $50 million for additional restructuring-related charges in response to the soft 2013 order intake in PS, as well as charges for some Group legacy issues. Fourth-quarter basic EPS is expected to be approximately $0.23.

The company expects free cash flow for the full-year 2013 to be approximately in line with 2012 despite the negative cash flow from operations in PS.

All figures are preliminary and unaudited. ABB will announce its fourth-quarter and full-year results on February 13, 2014.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 150,000 people.

Important notice about forward-looking information

This press release includes forward-looking information and statements concerning ABB Ltd’s fourth quarter performance in 2013 which are generally identifiable by statements containing words such as “expects” or similar expressions. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

More information

The company will host a media, analyst and investor conference call on Jan. 22 at 7.30 CET with Chief Executive Officer Ulrich Spiesshofer and Chief Financial Officer Eric Elzvik.

Callers from the US and Canada should dial +1 866 291 41 66 (Toll-Free). UK callers should dial +44 203 059 58 62. From Sweden +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Lines will be open 15 minutes before the conference starts. Playback of the call will start 1 hour after the call ends and will be available for 24 hours: Playback numbers: +44 207 108 62 33 (UK), +41 91 612 43 30 (rest of Europe) or +1 866 416 25 58 (US/Canada). The code is 15906, followed by the # key. The recorded session will also be available as a podcast 1 hour after the end of the call and can be downloaded from www.abb.com/news or at www.abb.com/investorcenter.

For more information please contact:
ABB Group Media Relations:	ABB Group Investor Relations:
Thomas Schmidt; Antonio Ligi	Switzerland: Tel. +41 43 317 7111
Switzerland: Tel. +41 43 317 6568	investor.relations@ch.abb.com
media.relations@ch.abb.com
http://twitter.com/ABBcomms

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: January 22, 2014	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance